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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                                ----------------
                             ATC GROUP SERVICES INC.
                            (Name of Subject Company)

                                ACQUISITION CORP.
                           ACQUISITION HOLDINGS, INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   0000020671
                      (CUSIP Number of Class of Securities)


                              Steven N. Hutchinson
                           Acquisition Holdings, Inc.
                         c/o Weiss, Peck & Greer, L.L.C.
                               One New York Plaza
                            New York, New York 10004
                                 (212) 908-9500
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------

                                    Copy To:
                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100



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          Acquisition Holdings, Inc. and Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on December 4, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of ATC Group Services Inc., a Delaware corporation.

          Item 11. Material to be Filed as Exhibits

          (a)(9) Press Release issued by Acquisition Corp. on December 4, 1997.




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


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 1997


                                   WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.


                                   By:  WPG Private Equity Partners II, L.L.C.
                                   Title: General Partner

                                   By:     /s/ STEVEN N. HUTCHINSON
                                      ----------------------------------------
                                   Name:   Steven N. Hutchinson
                                   Title:  Managing Member



                                   ACQUISITION CORP.

                                   By:     /s/ STEVEN N. HUTCHINSON
                                      ----------------------------------------
                                   Name:   Steven N. Hutchinson
                                   Title:  President










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                                  EXHIBIT INDEX


(a)(9) Press Release issued by Acquisition Corp. on December 4, 1997.




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